Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2016	2015
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(55,650)	$(4,854)
Additions:
Income tax expense (benefit)	1,893	(566)
Net income attributable to the noncontrolling interests	3,172	7,343
Fixed charges, as shown below	95,444	54,337
Distributions received from equity-method investments	123	71
	100,632	61,185
Subtractions:
Equity in earnings of non-consolidated affiliates	9	627

Earnings as adjusted	$44,973	$55,704
Fixed charges:
Interest on indebtedness, expensed or capitalized	73,851	41,320
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	8,736	1,702
Interest within rent expense	12,857	11,315
Total fixed charges	$95,444	$54,337
Ratio of earnings to fixed charges	N/A	1.03
Fixed charge deficiency	$50,471	N/A